Exhibit 99.1

The Hague, July 19, 2006

Ambassador Clifford M. Sobel steps down from AEGON N.V.’s

Supervisory Board as he accepts new diplomatic posting

The Honorable Clifford M. Sobel has resigned from the Supervisory Board of AEGON N.V., following his appointment as the United States Ambassador to Brazil. Diplomats of the United States government are not permitted to hold memberships on corporate boards during their active service.

Ambassador Sobel served as the United States Ambassador to the Netherlands from 2001 to 2005. Subsequently, Mr. Sobel joined the Supervisory Board of AEGON N.V. on April 25, 2006. The Supervisory Board regrets not to have the opportunity to continue to benefit from Ambassador Sobel’s valuable contributions to the Board. The Board expresses its gratitude to Ambassador Sobel and wishes him success in his new position.

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States

Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free) / +1 410 576 45 77

Media	+31 (0)70 344 83 44	+1 410 576 45 26

E-mail	gca-ir@aegon.com	ir@aegonusa.com

Website	www.aegon.com

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA)    |    Media Relations: +31 (0)70 344 83 44 (NL)